INVEST IN **LINKS GOLF CAFE, LLC**

One of the world's first golf cafe franchises


Links
golf café

linksgolfcafe.com Oro Valley AZ

LEAD INVESTOR

Terrel A MILLER Dr. Terrel A. Miller, Ph.D.

I invested with Golf Links Cafe, LLC because I believe in the Founders, Thomas Matzen and Simon Hedley, as well as their concept. They both are creative problem solvers in their own specific ways which allows the two of them to cover a lot of territory in the entrepreneurial domain. Those are where they don't excel, they bring in advisors with talent and skills to cover and expand on their strategies. I am looking forward to observing the progress of development and growth of the Golf Links Cafe, LLC.

Invested $25,000 this round

Highlights

1. Founders have built 187 coffee bars, averaging 52% cash on cash returns per year. (Slide 5 & 23)
2. Combines two industries that thrive in a recession: coffee and the sport of golf. (Slides 4-7)
3. Five Recurring Revenue streams. (Slide 18)
4. Profit from the massive growth in "non traditional golf". (Slide 14-19)
5. In revenue already, have a detailed plan for growth, leveraging franchising. (Slide 20, 21 & 26)
6. World class advisory board in place to help us scale. (Slide 24)

Our Team



Thomas Matzen Founder

Tom has built 187 coffee bars for himself and his clients. Started 91 businesses of his own, eight to 7 figures and beyond. More importantly, his personal coaching clients have generated more than one hundred million in sales in dozens of industries.

Having built some 187 coffee bars, we wanted to combine the high margins of coffee, with the passion for golf, inside shopping centers. This will allow our Franchise Owners to have more profits and more life.



Simon Hedley Founder

Qualified as a Chartered Accountant in the UK and spent over ten years working in financial services, from PriceWaterhouseCoopers, through to Investment Banking encompassing Product Development, Structuring and Investment Management at Morgan Stanley



Clinton Wasylishen Advisor to the Board, Links Golf Cafe

Clinton is the recipient of Franchisee Of The Year awards in multiple franchise systems, and has built multiple seven figure businesses within franchises, including owning a master franchise that grew to represent over 80% of national system sales.



Jeff Giagnocavo Advisor to the Board, Links Golf Cafe

Jeff does business in your bedroom w Gardner's Mattress & More, the premier better sleep store. He is fanatical about the 5-star experience & has gathered 1,000's of 5-star reviews. Jeff's passion is to unlock the potential of every business owner.



Michael Griffiths Advisor to the Board, Links Golf Cafe

Michael is the #1 authority helping service professionals to fast track their business growth by transforming their referral systems, client retention strategies & skyrocketing their client loyalty. He has created 7 businesses, selling 6 of them.



Ted Prodromou Advisor to the Board, Links Golf Cafe

Ted is America's Leading LinkedIn Coach. Featured on CNBC, Entrepreneur.com, New York Times & Forbes. His team creates advanced LinkedIn lead-generation strategies for businesses with over $100 million in revenue generated for his clients.



Vance Morris Advisor to the Board, Links Golf Cafe

Vance is a Walt Disney World Resort Management Alumni, having spent 10 years as an leader in the Resorts. He runs the only Disney Service & Direct Response Marketing business on the planet. He coaches companies to monetize their wow experiences.

Our Links Golf Cafe Investor Deck


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Investor Presentation
DEC 15, 2022
Presented By Tom Matzen & Simon Hedley
Links Golf Cafe
The world's first golf cafe franchise that guarantees results.

Investor Disclaimer

This information is not intended as an offer to sell, or the solicitation of an offer to buy, a franchise. If you are a resident of a Canadian Province, U.S. State or Country that regulates the offer and sale of franchises, are receiving this message in one of those states or Countries, or intend to operate a franchise in any of those States or Countries, we will not offer you a franchise unless and until we have complied with any applicable pre-sale registration and/or disclosure requirements in the applicable jurisdiction. OUR WEBSITE HAS NOT BEEN REVIEWED OR APPROVED BY ANY RELEVANT FRANCHISE GOVERNING BODY. Likewise, our website has not been reviewed or approved by any other federal or provincial governmental or regulatory agency (domestic or international).

When addressing financial matters in any of our Sites, videos, newsletters or other content, we've taken every effort to ensure we accurately represent our programs and their ability to improve your life or grow your business. However, unless expressly stated in our contracts and agreements, there is no guarantee that you will get any results or earn any money using any of our ideas, tools, strategies or recommendations, and we do not purport any "get rich schemes" on any of our Sites. Nothing on our Sites is a promise or guarantee of earnings. Your level of success in attaining similar results is dependent upon a number of factors including your skill, knowledge, ability, dedication, business savvy, network and financial situation, to name a few. Because these factors differ according to individuals, we cannot and do not guarantee your success, income level, or ability to earn revenue. You alone are responsible for your actions and results in life and business. Any forward-looking statements outlined on our Sites are simply our opinion and thus are not guarantees or promises for actual performance. It should be clear to you that by law we make no guarantees that you will achieve any results from our ideas or models presented on our Sites, and we offer no professional legal, medical, psychological or financial advice.

COFFEE + GOLF + BUSINESS = LINKS GOLF CAFE

Creating Raving Fans For Life



Done right, coffee bars are one of the most profitable businesses in the world.



Coffee is the second most consumed beverage in the world (after tea).

52% of North Americans consume coffee each and every day.

Coffee bar visits grow in a recession.

Today there are 35,616 coffee shops in the United States in 2022.

Coffee bars can generate 52% cash on cash return per year



Simple to run, scalable, and great margins (not because of food cost, like many think, but rather because of labor productivity).

In fact, our Founder has set up some one hundred and eighty-seven independent coffee bars, and they've averaged a stunning 52% cash on cash return per year.

That means full cash invested returned in two years.

We're adding golf and business to our proven coffee shop game.





High End Golf Simulators



A place for golf enthusiasts in a local community to play on the best courses in the world, using real golf clubs and balls, to connect with other golfers in a perfect year-round environment, and do it for a fraction of the cost of a Private Golf Club Membership.

In 2021, for the first time, "Non-Traditional Golfers" (those that don't golf on traditional golf courses at all) now are 50% of all golfers in America. Massive facilities like Top Golf, social bars like X-Golf, and independent golf simulators give golfers a fun, affordable way to enjoy golf without investing five hours in a round.

Local Business Masterminds



Local businesses need cost effective ways to grow and scale. They need a community of like-minded entrepreneurs to bounce ideas off of. And, in the post lockdown world, they're seeking opportunities to network face-to-face more than ever.

Our Links Golf Cafe includes Local Small Business Mastermind Memberships that meet on-site twice a month, leverage the connections made, and help each member grow their sales and increase their profits.


Franchising:
Self-Funded Quantum Growth
Franchising is exponential growth not linear growth.
Franchisees fund our global growth, rather than additional investors (less dilution for early stage investors).
Franchise Companies are valued and sell for very large EBITDA multiples.
(ask for details)
© Links Golf Cafe LLC


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OUR MISSION
To create Raving Fans For Life.
© Links Golf Cafe LLC


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Problem #1 - Franchisor forgets who their customer is.
Problem #2 - Franchisor creates win-lose Agreements and hidden volume rebates
Problem #3 - Most franchise operations have one or two revenue streams, leaving them vulnerable to market shifts & outside chaos
The Franchise Problem
As we head into the next recession, or Covid-27 or the latest Bitcoin collapse, the franchise industry is facing greater chaos than every before.
Yet the industry leaders, includes dozens of early stage or "emerging" franchisors do incredibly well.
What are those challenges to avoid?
© Links Golf Cafe LLC


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A Franchise designed to maximize Franchisee profitability from the beginning.
A Franchise designed to help the Franchisee have more life, not less, as they grow.
A concept designed to profit from recession and industry chaos, not lose ground.
The Franchise Solution
Links Golf Cafe is the world's first golf cafe franchise that literally guarantees results.
We believe this triple-win foundation will allow for exceptional growth, high unit margins, and faster Area Development build out.
© Links Golf Cafe LLC


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Problem #1 - Five hours for a round of golf
Problem #2 - Rising cost to play golf
Problem #3 - Complexity to master the sport, and the rules of play
The Golfer Problem
Until Covid-19 some two million people started golfing each year in the US, and some two million golfers quit the sport.
This high level of turnover or "churn" is fed by time constraints, rising costs, and the complexity of the sport itself.
© Links Golf Cafe LLC


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You can play by the minute, save your round for later, with as little as 30 minutes of fun at a time
A Links Golf Cafe has world class golf clubs and golf balls (and you never lose them!)
Can play without worrying about the "group behind you", and focus on fun.
The Golfer Solution
Until Covid-19 some two million people started golfing each year in the US, and some two million golfers quit the sport.
This high level of turnover or "churn" is fed by time constraints, rising costs, and the complexity of the sport itself.
© Links Golf Cafe LLC


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Problem #1 - Amazon and Covid-19
Problem #2 - Direct To Consumer sales
Problem #3 - Up to thirty percent vacancy
The Landlord Problem
The mall game has become a split between the haves and the have-nots. Some Class A malls are thriving, while some Class A, and most B & C malls are struggling.
Pictures of recently abandoned malls are some of the scariest things going on the internet right now. One smart, enterprising mall in Minnesota even plans to convert an old anchor tenant location, formerly a Herberger's department store, into a haunted house each October.
Talk about irony!
© Links Golf Cafe LLC


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Create memorable moments.
Food brings us together. It is an important point of engagement, offers memorable moments and can be the cornerstone of a community. Food also drives traffic and extends mall foot traffic beyond the conventional store hours. Over 60 percent of those surveyed focused on this amenity.
Offer health & wellness experiences
The Landlord


Solution
towards wellness and 36 percent towards fitness.
Seek new concepts and experiences
experiential retail and co-working spaces. These
additions to the survey, illustrating how retail is
If you are not a Class A, experience mall destination, chances are you offer no compelling reason for being. At the very least, you're fighting an uphill battle.
We believe our plan to locate in major regional malls, in a dead wing, with easy parking access, will a major hit with Landlords.
Here's some data from Cushman & Wakefield and WD Parnters surveys.
© Links Golf Cafe LLC


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5 Revenue Streams
Memberships
Drop In Golf
Food & Beverages
Retail Merchanchise
Local Business Masterminds
their sales and increase their profits.
© Links Golf Cafe LLC


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Golfer Market Size
Golf's Overall Reach - 106 Million (US)
Golf Participants - 37.5 Million (US)
First Time Golfer in 2021 - 3.2 Million (US)
Young Adult Golfers - 10.9 Million (US)
Women Golfers Growing - 6.2 Million (US)
Latent Demand - 17.8 Million (US)
- National Golf Foundation Annual Graffis Report, 2022
© Links Golf Cafe LLC


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Our Business Model
Qualified candidates for a Links Golf Cafe Franchise will engage in a five-stage screening and qualification process.
The total investment for a Franchisee per location is $769,164 - $1,061,981. Includes the $45,000 Franchise Fee, and 7% System Rental Fees (what some call Royalties).
Franchise Investment Options:
Single Links Golf Cafe
Area Development Agreement
Master Franchise
© Links Golf Cafe LLC


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Meet Our Team
© Links Golf Cafe LLC


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Meet Our Founders
Tom Matzen - Tom is a serial entrepreneur that has built 187 coffee bars and started 92 businesses. He also wrote the #1 best selling book on the subject of how to start and run a coffee bar with some 172,000 copies sold in 21 languages. For the last ten years authority entrepreneurs hire Tom to build seven and eight figure enterprises by helping them package their wisdom and knowledge and build a global movement in the process.
Simon Hedley – Simon qualified as a Chartered Accountant in the UK and spent over ten years working in financial services, from audit and assurance consultancy at PriceWaterhouseCoopers, through to Investment Banking encompassing Product Development, Structuring and Investment Management at Morgan Stanley, Royal Bank of Scotland and ABN Amro. Today, as a Strategic Alchemist to individuals, businesses and corporations, Simon helps them create and optimize systems that provide increased sales and profit growth through proven implementable models.
Tom Matzen & Simon Hedley
© Links Golf Cafe LLC


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Our Team
Clinton Wasylishen
Advisor to the Board
Jeff Giagnocavo
Advisor to the Board
Mike Griffiths
Advisor to the Board
Ted Prodromou
Advisor to the Board
Vance Morris
Advisor to the Board
© Links Golf Cafe LLC


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Competitive Landscape
With some 7,200 franchises there are hundreds of direct and indirect competitors. We will focus on the three closest and best know competitors below.
Feature
Links Golf Cafe
X-Golf
Top Golf
Starbucks
Combine golf & beverages
Fastest growing segment of the golf industry, off-course golf facilities.
Ability to purchase a franchise
Our biggest competition isn't available to buy as a franchise.



No alcohol served on premises
higher operating margins. Best of both worlds.
Five revenue streams
Golf, food & beverages, retail, memberships & Founding Charter Memberships.
© Links Golf Cafe LLC



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Franchise Expansion Strategy
01
During & After Funding
02
Award First Franchises
03
Scale To Ten Locations
04
Scale to 100 Locations
© Links Golf Cafe LLC



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Use Of Funds
Franchise Legal
14.5%
Working Capital
Franchise Operati
Wefunder Fee
Marketing
25.1%
© Links Golf Cafe LLC



HQ Financial Projections & Valuation
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Proforma Summary
Links Golf Cafe LLC
2023-2027
YEAR ONE
YEAR TWO
YEAR THREE
YEAR FOUR
YEAR FIVE
Gross Revenues
Franchise Division
Regional Subfranchisor Sales
Franchise Sales (inc ADA's)
System Rental Fees (Royalties)
Total Franchise Division
Total Gross Revenues
Fixed Expenses
EBITDA
Projected Dividends per share
Issued Total 1,000,000
Market Cap based on 39.4 multiple
Share value at today's one million shares
© Links Golf Cafe LLC

These projections are forward looking and cannot be guaranteed



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Links Golf Cafe Location Proforma
© Links Golf Cafe LLC

These projections are forward looking and cannot be guaranteed



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Links Golf Cafe Start Up Costs - Summary
© Links Golf Cafe LLC

SUMMARY		PER FOOT
Leaseholds	$ 420,444	$ 70
Equipment	$ 296,523	$ 49
Furniture &	$ 73,314	$ 12
Inventory	$ 39,000	$ 7
Other	$ 132,700	$ 22
Working Capital	$ 100,000	$ 17
Total pre TI's	$ 1,061,981	$ 177
Less TI's	$ 150,000	$ 25
Total	$ 911,981	$ 152



Links Golf Cafe Start Up Costs
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Leaseholds
Equipment
Inventory
TOTAL INVENTORY
Other
TOTAL OTHER
© Links Golf Cafe LLC



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Help us launch this global franchise business, and profit with us.
Let's talk...
Tom Matzen +1-604-499-7164
Simon Hadley +44(0)844 556 4798


We look forward to partnering with you to help
our Franchise Owners and their customers thrive.
tom@LinksGolfCafe.com
simon@LinksGolfCafe.com
© Links Golf Cafe LLC

Downloads

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